UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)


                          ARCH MANAGEMENT SERVICES INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   03938R 10 1
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                                 (CUSIP Number)

                        Gallant Energy International Inc.
                               6600, Trans-Canada
                                    Suite 519
                          Pointe-Claire, Quebec H9R 4S2
                                  514-695-0352
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    9/1/2006
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             (Date of Event which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See ss 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03938R 10 1
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(1) Names and I.R.S. Identification Nos. (entities only) of reporting persons.

Gallant Energy International Inc.
000000000
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(2) Check the appropriate box if a member of a group (see instructions)

(a) |_|       (b) |_|
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(3) SEC use only.

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(4) Source of funds (see instructions).

WC
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(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d)
or 2(e). |_|

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(6) Citizenship or place of organization.

Canadian
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Number of shares beneficially owned by each reporting person with:

(7) Sole voting power: 5,000,000

(8) Shared voting power: N/A

(9) Sole dispositive power: 5,000,000

(10) Shared dispositive power: N/A
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(11) Aggregate amount beneficially owned by each reporting person.

5,000,000
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(12) Check if the aggregate amount in Row (11) excludes certain shares (see
instructions). |_|

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(13) Percent of class represented by amount in Row (11).

33.0%*
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* Calculated on the basis of 15,162,750 issued and outstanding shares of the
Company as of September 1, 2006 reported on a Current Report on Form 8-K filed by the Company with the Commission on September 18, 2006.

(14) Type of reporting person (see instructions).

CO
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                                       2

(1) Names and I.R.S. Identification Nos. (entities only) of reporting persons.

James Pak Chiu Leung
000000000
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(2) Check the appropriate box if a member of a group (see instructions)

(a) |_|       (b) |_|
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(3) SEC use only.

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(4) Source of funds (see instructions). WC
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(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d)
or 2(e). |_|

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(6) Citizenship or place of organization.

Canadian
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(7) Sole voting power: 5,450,000

(8) Shared voting power: N/A

(9) Sole dispositive power: 5,450,000

(10) Shared dispositive power: N/A
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(11) Aggregate amount beneficially owned by each reporting person.

5,450,000
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(12) Check if the aggregate amount in Row (11) excludes certain shares (see
instructions). |_|

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(13) Percent of class represented by amount in Row (11).

36.0%*
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* Calculated on the basis of 15,162,750 issued and outstanding shares of the
Company as of September 1, 2006 reported on a Current Report on Form 8-K filed by the Company with the Commission on September 18, 2006.

(14) Type of reporting person (see instructions).

IN
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                                       3

Item 1. Security and Issuer.

Arch Management Services Inc. (the "Company") is located at 6600, Trans-Canada, Suite 519, Pointe-Claire, Quebec, H9R 4S2. This Schedule 13D relates to a transaction on September 1, 2006, in which the Company and Gallant Energy International Inc. ("Gallant") entered into a Purchase Agreement, pursuant to which Gallant sold the Company its interest in a joint venture it formed with certain Chinese entities to develop facilities for the production of ethanol fuel in the People's Republic of China, in exchange for the issuance of 5,000,000 shares of the Company's common stock. Upon the issuance of these 5,000,000 shares of the Company's common stock pursuant to the September 1, 2006 agreement, Gallant became the owner of approximately 33% of the Company's issued and outstanding common stock.

Item 2. Identity and Background.

(a) The name of the Reporting Persons are (i) Gallant Energy International Inc. ("Gallant"), a corporation organized in the Province of Quebec; and (ii) Mr. James Pak Chiu Leung. Mr. Leung is the President and Chief Executive Officer of Gallant. In his capacity as the President and Chief Executive Officer of Gallant, Mr. Leung is deemed to be a beneficial owner of the securities of the Company owned by Gallant in respect of his power of voting and disposition over the Company common stock acquired by Gallant.

(b) Business Address:

Gallant Energy International Inc.: 6600, Trans-Canada, Suite 519, Pointe-Claire, Quebec H9R 4S2

Mr. James Pak Chiu Leung:          6600, Trans-Canada, Suite 519, Pointe-Claire, Quebec
H9R 4S2

(c) Principal Occupation:

Gallant Energy International Inc. is a corporation engaged in the development of ethanol production.

Mr. Leung is the President and Chief Executive Officer of both the Company and Gallant, which entities are working to develop an ethanol production plant in China.

(d) None of the entities or individuals identified in Item 2(a) of this Statement have, during the five years prior to the date hereof, been convicted in a ciminal proceedings (excluding traffic violations or similar minor violations).

(e) None of the entities or individuals identified in Item 2(a) of this Statement have, during the five years prior to the date hereof, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship/Jurisdiction of Organization:

Gallant Energy International Inc.: Province of Quebec

James Pak Chiu Leung:              Canadian citizen

Item 3. Source and Amount of Funds or Other Consideration.

On September 1, 2006, the Company and Gallant entered into a Purchase Agreement, pursuant to which Gallant sold the Company its interest in a joint venture it formed with certain Chinese entities to develop facilities for the production of ethanol fuel in the People's Republic of China, in exchange for the issuance of 5,000,000 shares of the Company's common stock. Gallant did not borrow any funds in connection with the acquisition of these 5,000,000 shares.

Item 4. Purpose of Transaction.

On June 5, 2006, there was a change of control at the Company. On June 5, 2006, 3,000,000 restricted common shares of the Company were sold by Nigel Johnson and Alfred Nutt (the "Sellers") to five individuals and entities: Fiducie Chevrette, Gaetan Leonard, Lai Yin Cheung, Capex Investments Limited, and Sun Rich International Limited (collectively, the "Purchasers"). The Purchasers purchased these shares pursuant to a Securities Purchase Agreement dated as of June 5, 2006 (the "Securities Purchase Agreement"). The Purchasers paid a total sum of $50,010.50 for the 3,000,000 restricted common shares held by the Sellers, which represented 29.5% of the 10,162,750 issued and outstanding shares of the Company as of June 5, 2006.

In connection with the execution of the Securities Purchase Agreement, the Company's directors and its President, Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer, Secretary and Treasurer resigned. Mr. Guy Chevrette, Mr. James Pak Chiu Leung, and Mr. Gaetan Leonard were each appointed as the directors of the Company, although Mr. Leonard subsequently resigned on September 5, 2006. Mr. James Pak Chiu Leung now serves as the Company's Chief Executive Officer and Mr. Gilles Simard now serves as the Company's Chief Financial Officer.

In connection with the change of control described herein, the Company has adopted a new business plan. On September 1, 2006, the Company and Gallant Energy International Inc. ("Gallant") entered into a Purchase Agreement, pursuant to which Gallant sold the Company its interest in a joint venture (the "Venture") it formed with certain Chinese entities to develop facilities for the production of ethanol fuel in the People's Republic of China, in exchange for the issuance of 5,000,000 shares of the Company's common stock. Upon the issuance of these 5,000,000 shares of the Company's common stock pursuant to the September 1, 2006 agreement, Gallant became the owner of approximately 33% of the Company's issued and outstanding common stock. The Company's business will now be the ownership of a majority interest in the Venture.

All of the owners of Gallant were parties to the Securities Purchase Agreement referenced above. The ownership of Gallant is as follows: 50% by Capex Investments Limited, 15% by Sun Rich International Limited, 20% by Fiducie Chevrette, 5% by Lai Yin Cheung and 10% by Gaetan Leonard. Mr. James Leung is the President and Chief Executive Officer of both Gallant and the Company, and is the sole person who exercises voting and investment control over the securities held by Gallant. As such, Mr. Leung may be deemed to be the beneficial owner of securities of the Company owned by Gallant. None of the other shareholders of Gallant have the power to vote or dispose of the Company securities held by Gallant.

450,000 shares of the Company's common stock are held by Sun Rich International Limited, a corporation owned by Mr. Leung and his wife.

Except as otherwise set forth above, no Reporting Person has any present plan or proposal that relates to or would result in:

      (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

      (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

      (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

      (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) Any material change in the present capitalization or dividend policy of the Issuer;

      (f) Any other material change in the Issuer's business or corporate structure;

      (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

      (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

      (j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) Name Shares Beneficially Owned Percentage Gallant Energy International Inc. 5,000,000 33.0%* James Pak Chiu Leung 5,450,000 (+) 36.0%*

(b) Name Shares Gallant Energy International Inc. 5,000,000 James Pak Chiu Leung 5,450,000 (+)

* Calculated on the basis of 15,162,750 issued and outstanding shares of the Company as of September 1, 2006 reported on a Current Report on Form 8-K filed by the Company with the Commission on September 18, 2006.

(+) Mr. Leung is listed here both in his capacity as the President and Chief Executive Officer of Gallant and as an owner of Sun Rich International Limited. Mr. Leung is deemed to be a beneficial owner of the 450,000 shares of the Company's common stock that are held by Sun Rich International Limited, a corporation owned by Mr. Leung and his wife. Mr. Leung is also deemed to be a beneficial owner of the 5,000,000 shares of the Company's common stock owned by Gallant, in respect of his power of voting and disposition over the Company's common stock acquired by Gallant.

(c) This Schedule 13D relates to a transaction on September 1, 2006, in which the Company and Gallant entered into a Purchase Agreement, pursuant to which Gallant sold the Company its interest in a joint venture it formed with certain Chinese entities to develop facilities for the production of ethanol fuel in the People's Republic of China, in exchange for the issuance of 5,000,000 shares of the Company's common stock.

(d) N/A

(e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Persons have no contracts or understandings regarding the securities except that in connection with the execution of the Securities Purchase Agreement (as defined in Item 4, above), the Company's directors and its President, Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer, Secretary and Treasurer resigned. Mr. Guy Chevrette, Mr. James Pak Chiu Leung, and Mr. Gaetan Leonard were each appointed as the directors of the Company, although Mr. Leonard subsequently resigned on September 5, 2006. Mr. James Pak Chiu Leung now serves as the Company's Chief Executive Officer and Mr. Gilles Simard now serves as the Company's Chief Financial Officer.

Item 7. Material to be Filed as Exhibits.

99.1 Securities Purchase Agreement, dated June 5, 2006, between Nigel Johnson and Alfred Nutt as sellers and Fiducie Chevrette, Gaetan Leonard, Lai Yin Cheung, Capex Investments Limited, and Sun Rich International Limited as purchasers.

99.2 Purchase Agreement, dated September 1, 2006, between Gallant Energy International Inc. and the Company, incorporated by reference to Exhibit
      10.2 to the Company's Report on Form 8-K, filed with the Securities and Exchange Commission on September 18, 2006.

                            [Signature Page Follows]

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 17, 2006


Gallant Energy International Inc.


By: /s/ James Pak Chiu Leung
   ---------------------------------------------
    Name:  James Pak Chiu Leung
    Title: President and Chief Executive Officer


James Pak Chiu Leung


/s/ James Pak Chiu Leung
------------------------------------------------